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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005.

Commission File Number 0-50880

White Knight Resources Ltd.

(Translation of registrant’s name into English)

#922, 510 West Hastings Street, Vancouver, B.C., V6B 1L8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K. in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.
(Registrant)

Date March 15, 2005	By	/s/ MEGAN CAMERON-JONES
(Signature) *
Megan Cameron-Jones
Corporate Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Second Quarter Report for the Period Ending December 31, 2004

Management Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the six months ended December 31, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the six months then ended.

All dollar amounts are in Canadian dollars unless otherwise stated.

White Knight is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company often seeks a third party to further explore the projects. White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater here than in any other geographic region in the world. This exploration philosophy has recently been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

The majority of Nevada’s gold production comes from sediment-hosted deposits located in north central Nevada. These deposits consist of very fine-grained gold disseminated through a silty limestone rock. These deposits known as Carlin-type deposits occur in clusters and are aligned along lengthy zones known as trends: Carlin, Getchell, Independence, Cortez and Austin-Lovelock. It is becoming increasingly clear that these gold trends are, in fact, goldfields In much the same way as oil occurs in oil fields. As a consequence of this style of gold deposition, it is apparent that with increased drill hole density within these trends, more gold deposits will be discovered. The Carlin Trend is in a mature exploration state with quality land unavailable. As a result, management has dedicated its efforts to developing a better understanding of the geologic controls of the Cortez Trend.

The Company now controls a major portion of the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those discoveries. The Company currently owns sixteen properties (over 60,000 acres), fourteen of which are located within the Cortez Trend. The Company plans to aggressively and systematically evaluate what is currently the second largest land holding in the Cortez Trend.

Since the beginning of the year, the Company has completed gravity magnetotelluric and magnetic surveys and geologic mapping on its Fye Canyon, McClusky Pass, Pat Canyon, Slaven Canyon and Celt properties as well as commencing 16,000 feet of drilling on the Slaven Canyon property. In addition, the Company farmed out its New Pass, Squaw Creek, Fye and Celt properties and closed a $2,370,000 private placement. The 2005 exploration season promises to be active for the Company over the length of the Cortez Trend. The total anticipated drilling exposure during the 2005 field season for White Knight is expected to be approximately 65,000 feet on seven properties.

MINERAL PROPERTY REVIEW

This review has been prepared by the Company’s geologic staff under the supervision of John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

The Company’s properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles
Benmark	Eureka County	Cortez	100%		1,504	2.35
Celt	Eureka County	Cortez	100%	51%	12,569	19.64
Cottonwood	Eureka County	Cortez	100%		1,446	2.26
Fye Canyon	Eureka County	Cortez	100%	51%	6,320	9.88
Goldstone	Eureka County	Cortez	100%		888	1.39
Gold Bar Horst	Eureka County	Cortez	100%		2,743	4.29
Gold Pick	Eureka County	Cortez	100%		413	0.64
Hunter	Eureka County	Cortez	100%		1,115	1.74
Indian Ranch	Eureka County	Cortez	75%	60%	10,008	15.64
McClusky Pass	Eureka County	Cortez	100%		5,019	7.84
New Pass	Churchill County	Austin Lovelock	100%	50%	2,231	3.49
Pat Canyon	Eureka County	Cortez	100%		3,582	5.60
Slaven Canyon	Lander County	Cortez	100%		6,206	9.68
South Cabin Creek	Eureka County	Cortez	100%		620	0.97
Squaw Creek	Elko County	Carlin	100%	50%	3,019	4.72
Tonkin Summit	Eureka County	Cortez	100%		3,845	6.01
Miscellaneous					1,756	2.74

Total					63,284	98.88

Fye Canyon Property

The Fye Canyon property is comprised of 345 unpatented lode claims situated 11 miles SSE of the recently discovered Cortez Hills gold deposit. In November 2003, the Company acquired the initial 114 claims through a lease agreement and then staked an additional 231 claims contiguous to the leased land. Under the terms of the lease agreement, the Company must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. Minimum work obligations on the property are US$20,000 per year. A production royalty of 2% of Net Smelter Returns is payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%.

Based on recent geologic mapping, the property can be divided into three structural domains separated by north-south to north-northwest trending faults: 1) an eastern domain of thick relatively undisturbed Upper-plate chert, siltstone and shale, 2) a “central faulted domain” of highly faulted Upper-plate rocks and Tertiary rhyolite partially covered by thin Quaternary gravel, and 3) a western down-faulted block covered by fairly thick gravels. In the central faulted domain, mercury-arsenic-gold geochemical anomalies, as well as a hematite-barite breccia zone along the faulted eastern edge, are evidence of a deep hydrothermal system.

Based on the gravity interpretation, a two-milligal horst block was detected that has dimensions of 5 kilometers north-northwest by 2.4 kilometers east-northeast and correlates with the mapped central faulted domain. The gravity high is interpreted to reflect a buried horst block of Paleozoic carbonate. The north-northwest trending fault bounding the east side of the central faulted domain horst block is interpreted as the southern extension of the Cortez Fault and is coincident with the hydrothermal system noted above. In both the Cortez and Carlin trends, structures bounding and internal to up-lifted horst blocks are the favoured locations for deposition of economic gold mineralization. TCAI plans to drill up to 10,000 feet on the property during the upcoming field season.

Celt Property

The Celt property consists of 397 unpatented mining claims (7,940 acres) situated along the western edge of the Roberts Mountains, lying approximately three to six miles northwest of the Gold Bar Mine in Eureka County, Nevada. In October 2004, Teck Cominco American Incorporated elected to earn an initial 51% interest in the property pursuant to its rights under a Financing and Acquisition Agreement. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. TCAI plans to drill up to 10,000 feet on the property during the upcoming field season.

Indian Ranch Property

During the period, Placer Dome U.S. Inc. (“Placer Dome”) completed drilling on the Company’s Indian Ranch project located in Eureka County, Nevada and results are pending. A further four drill holes totalling approximately 2,000 feet are awaiting archaeological clearance before drilling may commence. Placer Dome’s 2005 contractual obligation is a minimum 5,000 feet of drilling to maintain the project in good standing. Placer Dome is exploring the property under a binding letter agreement for exploration & development with the Company and its partner Chapleau Resources (USA) Ltd. During the past year, PDUS conducted geological, geochemical and geophysical programs on the property which covers a portion of a covered Lower Plate window. The principal stratigraphic, structural and intrusive geologic features, plus gold mineralization recognized in and around the Indian Ranch window, closely resemble the geologic settings within productive portions of the Cortez Trend. In December 2004, the Company filed a 43-101 technical report on SEDAR.

The Company owns an undivided 75% interest and Chapleau owns an undivided 25% interest in the property. Placer Dome may earn a 60% interest by spending US$2,000,000 over a four-year period. Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

New Pass Property

The Company’s 100% owned New Pass property is located along the Austin-Lovelock mineral belt in the New Pass Mining District, 27 miles west of Austin, Nevada. The property is comprised of 107 unpatented lode mining claims (2,140 acres). In September 2004, the Company granted Consolidated Odyssey Exploration Inc. (“ODE”) an option to earn an initial 50% interest in the property. Under the terms of the agreement, ODE must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period. Upon vesting a 50% interest, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study. ODE’s expenditure commitment by September 2005 is a minimum US$250,000 with 2,000 feet of drilling recommended under the qualifying 43-101 technical report which was filed on SEDAR during the period.

Slaven Canyon Property

The Company’s 100% owned Slaven Canyon property is located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain and 3 miles southwest of Newmont’s Mule Canyon Mine. The Company has recently secured a drill rig capable of testing the priority geological and geophysical targets. This will amount to approximately 15,000 feet in 7 to 8 drill holes. The property is permitted and ready to go pending weather and surface conditions.

Squaw Creek Property

The Squaw Creek property is located 42 miles due north of Battle Mountain, Nevada, and lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend. The property consists of 151 unpatented mining claims (3,020 acres) staked by the Company. In September 2004, the Company granted Consolidated Odyssey Exploration Inc. an option to earn an initial 50% interest in the property. Under the terms of the agreement, ODE must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period. Upon vesting a 50% interest, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study. ODE’s expenditure commitment by September 2005 is a minimum US$250,000 with 6,500 feet of drilling recommended under the qualifying 43-101 technical report which was filed on SEDAR during the period.

FINANCING AND WARRANTS

In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated whereby TCAI agreed to subscribe for a $2,370,000 private placement of 1,500,000 units of the Company at $1.58 per unit. Each unit consists of one common share and one share purchase warrant entitling TCAI to purchase an additional share at $2.50 for a period of one year from closing. The private placement closed in December 2004.

In the past year, the Company issued 2,500,000 common shares and 2,500,000 share purchase warrants, each warrant to purchase an additional share at $0.60 for a two year period, for a price of $0.40 per unit. The warrants contained a trigger clause which applied an accelerated exercise period if, at any time during the two year period, the closing price of the Company’s shares exceeded $0.95 per share for a period of more than 20 consecutive business days. The accelerated exercise period was triggered and 2,400,000 warrants were exercised for proceeds of $1,440,000 by the expiry date of August 4, 2004.

INVESTOR RELATIONS ACTIVITIES

In September 2003, the Company executed an agreement with Darrell Wellander, an independent businessman, who provided investor relations services to the Company. The terms of the one-year agreement provided that Mr. Wellander would receive $500 per month and 150,000 incentive stock options priced at $0.41 for a one-year period. The agreement expired in September 2004 and Mr. Wellander exercised his options.

In June 2004, the Company executed a consulting agreement with Canoe Ventures Ltd. to provide corporate communication services to the Company. The terms of the agreement provided that the consultants would be paid $6,000 per month for the initial three months and $7,500 per month thereafter. The consultants also received 200,000 incentive stock options priced at $1.25 per share for a one-year period. The agreement was terminated and the incentive stock options were cancelled in November 2004.

OPERATIONS AND FINANCIAL CONDITION

Unaudited

(Fiscal Quarter of the Fiscal

Year ended June 30, 2005)

All in $1,000’s except Loss per Share	First Quarter	Second Quarter
Working capital	$10,056	$11,867
Loss	$204	345
Loss per share	$0.004	0.007
Loss per share (fully diluted)	$0.004	0.007

Total assets	$13,878	15,974
Total liabilities	$57	128

Deficit	$11,715	$12,059

Unaudited

(Fiscal Quarters of the Fiscal

Year ended June 30, 2004)

All in $1,000’s except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital (deficit)	$(45)	$2,184	$8,275	$9,805
Loss	$151	$167	$200	$1,146
Loss per share	$0.005	$0.004	$0.004	$0.022
Loss per share (fully diluted)	$0.005	$0.004	$0.004	$0.022

Total assets	$2,199	$4,408	$10,732	$12,720
Total liabilities	$360	$79	$73	$130

Deficit	$9,997	$10,164	$10,364	$11,510

Unaudited

(Fiscal Quarters of the Fiscal

Year ended June 30, 2003)

All in $1,000’s except Loss per Share	Third Quarter	Fourth Quarter
Working capital (deficit)	$17	$(87)
Loss	$107	$83
Loss per share	$0.004	$0.003
Loss per share (fully diluted)	$0.004	$0.003

Total assets	$1,984	$1,912
Total liabilities	$223	$234

Deficit	$9,763	$9,846

Liquidity

As at December 31, 2004, the Company had working capital of $11,867,622. This is an increase of $9,683,294 from working capital at December 31, 2003.

Operations

For the six months ended December 31

Loss for the period increased from $318,120 in 2003 to $549,163 in 2004. If the write-off of mineral property costs ($50,628) in 2003 and $125,386 in 2004) is excluded, the loss has increased from $267,492 in 2003 to $423,777 in 2004. Write-off of deferred exploration costs in 2003 and 2004 consisted of general exploration costs in Nevada. The increase in the loss after write-off of deferred exploration costs between 2003 and 2004 is primarily due to an increase in management fees, audit, consulting, office costs, investor relations & shareholder information, travel and entertainment and wages.

Management fees and consulting fees increased from $127,797 in 2003 to $191,710 due to the increase in activity in 2004. Investor relations & shareholder information expense increased from $21,372 in 2003 to $84,194 in 2004 as a result of the Company actively participating in various industry trade shows. Wages increased from $Nil in 2003 to $43,715 in 2004 reflecting costs associated with opening an exploration office in Nevada.

Investing and Financing

For the six months ended December 31

Total expenditures on Nevada properties increased from $436,723 in 2003 to $1,280,998 in 2004 reflecting renewed industry-wide activity in Nevada. In 2004, a total of 2,290,000 shares were issued on the exercise of warrants for total proceeds of $1,374,000, 150,000 shares were issued on the exercise of incentive stock options for proceeds of $61,500 and the Company completed a private placement, issuing 1,500,000 units for proceeds of $2,370,000. In 2003, 2,074,500 shares were issued on the exercise of incentive stock options for proceeds of $262,310.

Form 52-109F2

Certification of Interim Filings

I, John M. Leask, Chief Executive Officer of White Knight Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of White Knight Resources Ltd. (the issuer) for the interim period ending December 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated February 25, 2005

Signed:	“JOHN M. LEASK”

Name:	John M. Leask Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Megan Cameron-Jones, Chief Financial Officer of White Knight Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of White Knight Resources Ltd. (the issuer) for the interim period ending December 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated February 25, 2005

Signed:	“MEGAN CAMERON-JONES”

Name:	Megan Cameron-Jones

Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED

December 31, 2004

(unaudited)

White Knight Resources Ltd.

CONSOLIDATED BALANCE SHEETS

(Unaudited–prepared by management)

Canadian Funds

		Dec 31, 2004	June 30, 2004
ASSETS
Current	Cash and cash equivalents	$232,076	$2,395,527
	Temporary investments	11,702,210	7,450,824
	Receivables	58,850	72,707
	Prepaid expenses	2,559	15,760

		11,995,695	9,934,818
Mineral property interests (Note 3)		2,396,787	1,754,374
Deferred exploration costs (Note 4)		1,246,271	733,072
Reclamation bonds		191,810	212,239
Equipment		144,168	85,903

		$15,974,731	$12,720,406
LIABILITIES
Current	Accounts payable and accruals	$37,459	$59,715
	Due to related parties (Note 6)	90,614	70,370

		128,073	130,085
SHAREHOLDERS’ EQUITY
Capital Stock (Note 5)		26,710,372	22,904,872
Contributed Surplus		1,195,911	1,195,911
Deficit		(12,059,625)	(11,510,462)

		15,846,658	12,590,321

		$15,974,731	$12,720,406

Approved by the Board:

Director:	Director:

“JOHN M. LEASK”	“MEGAN CAMERON-JONES”
John M. Leask, P.Eng	Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited–prepared by management)

For the period ended December 31 – Canadian Funds

	2004		2003
	Quarter to Date	Year to Date	Quarter to Date	Year to Date
EXPENSES
Amortization	$2,755	$14,834	$453	$914
Audit	22,860	42,092		10,950
Bank charges & interest	1,449	2,984	344	569
Consulting	29,719	59,710	22,568	31,797
Consulting - stock based compensation				50,625
Investor relations & shareholder info	59,614	84,194	19,071	21,372
Legal	16,555	16,575	8,063	11,140
Management fees	66,000	132,000	48,000	96,000
Office & miscellaneous	14,224	28,540	16,148	18,000
Rent	13,101	28,129	5,250	7,000
Telephone	3,662	7,988	1,906	2,974
Transfer agent & listing fees	20,598	22,104	10,328	10,760
Travel & entertainment	21,565	23,529	3,720	4,684
Wages & benefits	23,631	43,715

LOSS BEFORE UNDER-NOTED ITEMS	(295,733)	(506,394)	(135,851)	(266,785)
Interest income	78,691	81,367	1,372	6,428
Loss on foreign exchange	(38,587)	(58,161)	(7,622)	(7,135)
Option payments received (net)	(4,077)	59,263
Loss on disposal of equipment		(757)
Gain on disposal of investments	905	905
Write-off of deferred expl. costs	(86,155)	(125,386)	(24,878)	(50,628)

LOSS FOR THE PERIOD	$(344,956)	$(549,163)	$(166,979)	$(318,120)

Loss per common share	$(0.007)	$(0.011)	$(0.004)	$(0.009)

Weighted average number of common shares outstanding	52,665,038	52,135,364	35,303,014	32,304,301

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited–prepared by management)

For the period ended December 31 – Canadian Funds

	Number of Shares	Price		Amount	Contributed Surplus	Deficit	Total
Balance, June 30, 2004	50,029,386	$		$22,904,872	$1,195,911	$(11,510,462)	$12,590,321
Shares issued for:
Exercise of warrants	2,290,000		0.60	1,374,000			1,374,000
Exercise of stock options	150,000		0.41	61,500			61,500
Private placement	1,500,000		1.58	2,370,000			2,370,000
Loss for the period						(549,163)	(549,163)

Balance, Dec 31, 2004	53,969,386			$26,710,372	$1,195,911	$(12,059,625)	$15,846,658

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited–prepared by management)

For the period ended December 31 – Canadian Funds

	2004		2003
	Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Resources Provided By (Used In) Operating Activities
Loss for the period	$(344,956)	$(549,163)	$(166,979)	$(318,120)
Amortization	2,755	14,834	453	914
Write-off of deferred exploration costs	86,155	125,386	24,878	50,628
Stock based compensation				50,625
Changes in non-cash working capital
Decrease in prepaid expenses	127	13,201	3,943	4,393
Decrease (increase) in receivables	8,112	13,857	(16,627)	(17,728)
Increase (decrease) in A/P & accr. liabilities	23,523	(22,256)	(5,326)	6,455
Increase (decrease) in due to related parties	47,749	20,244	(275,737)	(161,769)

	(176,535)	(383,897)	(435,395)	(384,602)
Investing Activities
Acquisition of mineral property interests	(61,380)	(642,413)	(245,466)	(331,214)
Deferred exploration costs, net of recoveries	(236,658)	(638,585)	(46,081)	(105,509)
Acquisition of temporary investments	(1,951,386)	(4,251,386)
Acquisition of equipment	(13,925)	(73,099)
Reclamation bonds	9,238	20,429	5,607	5,355

	(2,254,111)	(5,585,054)	(285,940)	(431,368)
Financing Activities
Issuance of capital stock	2,370,000	3,805,500	2,656,580	2,918,890

	2,370,000	3,805,500	2,656,580	2,918,890

Net Increase (decrease) in Cash and Cash Equivalents	(60,646)	(2,163,451)	1,935,245	2,102,920

Cash and Cash Equivalents – Beginning of Period	292,722	2,395,527	301,061	133,386

Cash and Cash Equivalents – End of Period	$232,076	$232,076	$2,236,306	$2,236,306

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited–prepared by management)

For the period ended December 31, 2004

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the “Company”) is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for a number of years at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	Dec 31, 2004	Jun 30, 2004
Working capital	$11,867,622	$9,804,733
Deficit	(12,059,625)	(11,510,462)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the six month period ended December 31, 2004 are not necessarily indicative of the results that may be expected for the year ended June 30, 2005.

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2004. For further information, refer to the consolidated financial statements and footnotes thereto Included for the year ended June 30, 2004.

White Knight Resources Ltd. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited–prepared by management) For the period ended December 31, 2004	Page 2

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.	MINERAL PROPERTY INTERESTS

	Balance at June 30, 2004	Additions	Recovery	Balance at Dec 31, 2004
Nevada Properties
Benmark	$24,922	$30,424	$	$55,346
Celt	106,057	198,947		305,004
Cottonwood	58,016	14,012		72,028
Fye Canyon	119,889	58,215		178,104
Gold Bar Horst	82,543	24,130		106,673
Gold Pick	10,811	2,194		13,005
Goldstone	19,846	(2,146)		17,700
Hunter	62,830	8,100		70,930
Indian Ranch	108,402			108,402
McClusky Pass	56,195	41,003		97,198
New Pass	402,981	18,092		421,073
Pat Canyon	34,965	46,725		81,690
Slaven Canyon	163,313	87,210		250,523
South Cabin Creek	17,426	5,063		22,489
Squaw Creek	426,563	25,802		452,365
Tonkin Summit	59,615	42,362		101,977
Miscellaneous properties		42,280		42,280

Total Nevada Properties	$1,754,374	$642.413	$	$2,396,787

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Nevada Properties

New Pass Project

During the period, the Company executed an Option Agreement with Consolidated Odyssey Exploration Inc. (“ODE”) whereby ODE may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 (payment upon execution of agreement of US$50,000 received) over a 4-year period. Upon vesting, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study. The Company agreed to pay a $10,000 finders fee.

Squaw Creek Project

During the period, the Company executed an Option Agreement with Consolidated Odyssey Exploration Inc. (“ODE”) whereby ODE may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 (payment upon execution of agreement of US$50,000 received) over a 4-year period. Upon vesting, ODE may elect to earn an additional

White Knight Resources Ltd. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited–prepared by management) For the period ended December 31, 2004	Page 3

10% interest by financing the completion of a feasibility study. The Company agreed to pay a $10,000 finders fee.

4.	DEFERRED EXPLORATION COSTS

By Type of Cost			Balance at June 30, 2004	Additions	Balance at Dec 31, 2004
Assays			$681,131	$25,944	$707,075
Consulting			2,577,377	171,172	2,748,549
Drilling			2,753,845	215,903	2,969,748
Surveys			497,304	205,894	703,198
Trenching and site preparation			368,921	28,293	397,214
Reclamation			179,489		179,489
Recording			80,079		80,079
Field operations			680,355	49,045	729,400
Drafting and report preparation			416,202	9,143	425,345
Transportation			91,287	60	91,347
Supervision			356,723	543	357,266
Recovery			(4,897,361)	(67,412)	(4,964,773)
Write-off			(3,052,280)	(125,386)	(3,177,666)

Total			$733,072	$513,199	$1,246,271

By Property	Balance at June 30, 2004	Additions	Recoveries	Write-offs	Balance at Dec 31, 2004
Nevada Properties
Benmark	$2,091	$3,286	$	$	$5,377
Celt	24,295	38,158			62,453
Cottonwood	30,807	57,221			88,028
Fye Canyon	31,495	40,832			72,327
Gold Bar Horst	40,975	14,127			55,102
Gold Pick	60,933	2,385			63,318
Goldstone	2,920				2,920
Hunter	23,028	177			23,205
Indian Ranch	12,395	10,989			23,384
McClusky Pass	21,506	43,835			65,341
New Pass	237,246	1,130	(63,196)		175,180
Pat Canyon	13,007	9,951			22,958
Slaven Canyon	199,521	326,963			526,484
South Cabin Creek	26,322	579			26,901
Squaw Creek	2,227	1,989	(4,216)
Tonkin Summit	4,304	28,989			33,293
General exploration		125,386		(125,386)

Total Nevada Properties	$733,072	$705,997	$(67,412)	$(125,386)	$1,246,271

White Knight Resources Ltd. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited–prepared by management) For the period ended December 31, 2004	Page 4

5.	CAPITAL STOCK

Authorized: 100,000,000 common shares without par value.

Warrants

At December 31, 2004, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,266,666	$1.25	June 25, 2005
7,719,998	1.25	July 29, 2005
588,235	1.25	August 3, 2005
1,500,000	2.50	December 20, 2005

11,074,899

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Exercise Price	Expiry Date
Balance, June 30, 2004	11,964,899
Warrants issued	1,500,000	$2.50	December 20, 2005
Warrants exercised	(2,090,000)	$0.60	August 3, 2004
Warrants expired	(100,000)	0.60	August 3, 2004
Warrants exercised	(200,000)	0.60	October 24, 2004

Balance, December 31, 2004	11,074,899

Stock options

At December 31, 2004, the following incentive stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
80,000	$0.10	February 21, 2005
55,000	0.10	May 14, 2006
805,500	0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
300,000	0.75	March 1, 2009

3,315,000

White Knight Resources Ltd. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited–prepared by management) For the period ended December 31, 2004	Page 5

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2004	3,665,000	$0.43
Options cancelled	(200,000)	1.25
Options exercised	(150,000)	0.41

Balance, December 31, 2004	3,315,000	0.38

Number of options currently exercisable	3,177,500	$0.35

6.	RELATED PARTY TRANSACTIONS

During the year to date, the Company paid management fees in the amount of $132,000 (2003 - $96,000) to directors and officers of the Company and companies controlled by directors.

During the year to date, the Company paid consulting fees in the amount of $59,405 (2003 - $49,874) to directors and officers of the Company and companies controlled by directors. Of that amount, $59,405 (2003 - $49,874) is included or written off to deferred exploration costs.

Amounts payable to related parties at December 31, 2004 aggregated $90,614 (June 30, 2004 - $70,370). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

White Knight Resources Ltd. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited–prepared by management) For the period ended December 31, 2004	Page 6

7.	SEGMENTED INFORMATION

The Company operates under one segment, that being the exploration and development of mineral properties. Geographical information is as follows:

	Total Assets	Equipment		Mineral Property Interests and Deferred Exploration Costs		Other Assets
December 31, 2004
Canada	$11,983,571	$		$		$11,983,571
United States	3,991,160		144,168		3,643,058	203,934

	$15,974,731		$144,168		$3,643,058	$12,187,505

June 30, 2004
Canada	$9,921,453	$		$		$9,921,453
United States	2,798,953		85,903		2,487,446	225,604

	$12,720,406		$85,903		$2,487,446	$10,147,057

	2004			2003
	Quarter to Date	Year to Date		Quarter to Date		Year to Date
Loss before other items:
Canada	$243,511		$402,105		$131,592	$261,112
United States	52,222		104,289		4,259	5,673

	$295,733		$506,394		$135,851	$266,785

Corporate Information

JOHN M. LEASK, P.Eng Chairman & President Vancouver, BC, Canada	GORDON P. LEASK, P.Eng. Director Vancouver, BC, Canada

BRIAN D. EDGAR Director Vancouver, BC, Canada	MEGAN M. CAMERON-JONES Director & Secretary Vancouver, BC, Canada

ROBERT G. CUFFNEY Vice-President, Exploration Reno, Nevada, USA

HEAD OFFICE Suite 922, 510 West Hastings Street Vancouver, BC, Canada V6B1L8	NEVADA OFFICE Suite 140,121 Woodland Avenue Reno, Nevada, USA 89523

Tel: (604) 681-4462 Fax: (604) 681-0180 E-mail: info@whiteknightres.com Website: www.whiteknightres.com	Tel: (775) 787-3444 Fax: (775) 787-3447

LEGAL COUNSEL Catalyst Corporate Finance Lawyers Vancouver, BC, Canada	TRANSFER AGENT Pacific Corporate Trust Company Vancouver, BC Canada

REGISTERED OFFICE Suite 1400,1055 West Hastings St. Vancouver, BC, Canada V6E 2E9	AUDITOR Davidson & Company Chartered Accountants Vancouver, BC, Canada

CAPITALIZATION Authorized: 100,000,000 Common shares Issued as at February 15, 2005: 54,009,386	FINANCIAL INSTITUTION Bank of Montreal Vancouver, BC, Canada

STOCK EXCHANGE

Listed: TSX Venture Exchange

Symbol: WKR-V